Exhibit 12

ZOETIS INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(a)

	Three Months
	Ended
	March 30,	Year Ended December 31,
(IN MILLIONS, EXCEPT RATIOS)	2014	2013	2012	2011	2010
Determination of earnings:
Income/(loss) before provision for taxes on income
and noncontrolling interests	$227	$690	$710	$394	$178
Less: Net income/(loss) attributable to noncontrolling interests	—	(1)	—	3	1
Income/(loss) attributable to Zoetis Inc.	227	691	710	391	177
Add: fixed charges	32	127	37	43	43
Total earnings/(loss) as defined	$259	$818	$747	$434	$220

Fixed charges:
Interest expense, net of capitalized interest(a)	$29	$113	$31	$36	$37
Capitalized interest	1	3	—	—	—
Interest portion of rent expense(b)	2	11	6	7	6
Fixed charges	32	127	37	43	43

Ratio of earning to fixed charges	8.1	6.4	20.2	10.1	5.1

(a)	Interest expense includes amortization of debt discount and fees. Interest expense does not include interest related to uncertain tax positions.

(b)	One-third of all rental expense is deemed to be interest, which we believe to be a conservative estimate of an interest factor in our leases.